FORM 6–K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

As of May 22, 2003

TENARIS S.A.
(Translation of Registrant’s name into English)

TENARIS S.A.
23 Avenue Monterey
L-2086 Luxembourg
(Address of principal executive offices)

                     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  X      Form 40-F

                     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  X

                     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains a notification made by Tenaris S.A. on May 22, 2003 to the Borsa Italiana S.p.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2003

Tenaris S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary